December 19, 2007

Mail Stop 4561

Claire S. Bean
Chief Financial Officer
Benjamin Franklin Bancorp, Inc.
58 Main Street
Franklin, MA 02038

Re: Benjamin Franklin Bancorp, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2006
        Form 10-Q for Fiscal Quarter Ended June 30, 2007
        File No. 0-51194

Dear Ms. Bean:

        We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Benjamin Franklin Bancorp, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 1- Summary of Significant Accounting Policies
Loans Held for Sale, page F-8

1.   We note your disclosure on page 45 regarding your December 2006 commitment to sell
        $66.1 million of lower-yielding adjustable-rate mortgage loans and the related transfer of
        those loans to a held-for-sale account. Please provide us with the following additional
        information:

        • tell us how you recorded the transfer (e.g. lower of cost or market, etc.);
        • tell us what you mean when you use the term "lower-yielding" adjustable-rate
          mortgage loans; and
        • tell us how you determined the $2.4 million loss recognized on the transfer date
          should be recorded in other income, rather than as a reduction to the allowance for
          loan losses.

Form 10-Q for Fiscal Quarter Ended June 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Operating Results for the Three and Nine Months Ended September 30, 2007 and
2006
Provision for Loan Losses, page 22

2.   We note your disclosure that the credit provision of $24,000 for the second quarter of
        2007 arose primarily from a change made in the method of calculating loan loss reserves
        for loan commitments and the undrawn portions of lines of credit. Please provide us with
        the following additional information:

        • quantify the allowance for losses on loan commitments and undrawn portions of
          credit for each of the last five years and each quarter of 2007;
        • tell us where the allowance for losses on loan commitments and undrawn portions of
          credit is classified in your consolidated balance sheets. Explain how that
          classification complies with the guidance in paragraph 8e of SOP 01-6 and paragraph
          9.15 of the AICPA Audit Guide for Depository and Lending Institutions. Please
          advise or revise (both your financial statements and Guide 3 disclosures) as
          necessary; and
        • describe in detail the changes made in second quarter to the method of calculating the
          allowance for losses on loan commitments and undrawn portions of credit.

Specifically, tell us if the changes resulted from a change in estimate related to second quarter events or if they resulted from an error in your prior methodology.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief